UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  5)1

Neuberger Berman Real Estate Securities Income Fund Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64190A103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,224,467.183
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,224,467.183
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,467.183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,224,467.183
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,224,467.183
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,467.183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 596,245
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 596,245
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 627,194
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 627,194
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 780,910
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 780,910
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 512,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 512,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,293,410
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,293,410
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,293,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,293,410
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,293,410
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,293,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64190A103

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,293,410
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,293,410
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,293,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64190A103

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the approximately 1,224,467.183 Shares beneficially owned by WILLC is approximately $21,640,000, including brokerage commissions. The Shares beneficially owned by WILLC consist of approximately 1,028.183 Shares, 900 of which were acquired with WILLC's working capital and approximately 128.183 of which were acquired through the Issuer’s dividend repurchase plan, 596,245 Shares that were acquired with WIHP's working capital and 627,194 Shares that were acquired with WIAP's working capital.  The aggregate purchase price of the 1,293,410 Shares beneficially owned by BPM is approximately $22,940,437, including brokerage commissions.  The Shares beneficially owned by BPM were acquired with the working capital of each of BPIP and BPP.

Item 5(a) is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 33,316,439 Shares outstanding as of October 31, 2007, as reported in the Issuer’s Certified Shareholder Report on Form N-CSR filed with the Securities and Exchange Commission on January 7, 2008.

As of the close of business on January 10, 2008, WIHP, WIAP, BPIP and BPP beneficially owned 596,245, 627,194, 780,910 and 512,500 Shares, respectively, constituting 1.8%, 1.9%, 2.3% and 1.5%, respectively, of the Shares outstanding.  Each of WILLC and Mr. Lipson beneficially owned approximately 1,224,467.183 Shares, constituting approximately 3.7% of the Shares outstanding.  Each of BPM, Mr. Franzblau and Mr. Ferguson beneficially owned 1,293,410 Shares, constituting approximately 3.9% of the Shares outstanding.

As the general partner and managing member of WIHP and WIAP, respectively, WILLC may be deemed to beneficially own the 1,223,439 Shares beneficially owned in the aggregate by WIHP and WIAP, in addition to the approximately 1,028.183 Shares it owns directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the approximately 1,224,467.183 Shares beneficially owned by WILLC.  As the managing member of BPIP and BPP, BPM may be deemed to beneficially own the 1,293,410 Shares beneficially owned in the aggregate by BPIP and BPP. As the managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 1,293,410 Shares beneficially owned by BPM.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A attached hereto reports all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D.  Except where otherwise noted, all of such transactions were effected in the open market.

CUSIP NO. 64190A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By: Western Investment LLC,
Its General Partner

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By: Western Investment LLC,
Its Managing Member

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 64190A103

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By: Benchmark Plus Management, L.L.C.,
Its Managing Member

By:	/s/ Scott Franzblau
Name: Scott Franzblau
Title: Managing Member

By:	/s/ Robert Ferguson
Name: Robert Ferguson
Title: Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By: Benchmark Plus Management, L.L.C.,
Its Managing Member

By:	/s/ Scott Franzblau
Name: Scott Franzblau
Title: Managing Member

By:	/s/ Robert Ferguson
Name: Robert Ferguson
Title: Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Scott Franzblau
Name: Scott Franzblau
Title: Managing Member

By:	/s/ Robert Ferguson
Name: Robert Ferguson
Title: Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 64190A103

SCHEDULE A
Transactions in the Shares of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Shares of Common Stock (Sold)	Price Per Share ($)	Date of Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.

(50,200)	11.5082	01/03/08
(39,000)	10.9186	01/04/08
(14,300)	10.9348	01/07/08
(31,100)	11.0284	01/08/08
(63,000)	10.6586	01/09/08
(13,800)	10.8603	01/10/08

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

(600)	11.5173	12/31/07
(4,600)	11.4152	01/02/08
(50,200)	11.5082	01/03/08
(28,400)	10.9185	01/04/08
(14,200)	10.9348	01/07/08
(31,100)	11.0284	01/08/08
(63,000)	10.6586	01/09/08
(13,900)	10.8603	01/10/08

WESTERN INVESTMENT LLC
None

ARTHUR D. LIPSON
None

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
None

BENCHMARK PLUS PARTNERS, L.L.C.

(19,500)	10.8454	01/10/08

BENCHMARK PLUS MANAGEMENT, L.L.C.

(19,500)	10.8454	01/10/08

CUSIP NO. 64190A103

SCOTT FRANZBLAU
None

ROBERT FERGUSON
None